EXHIBIT 4.18

Deed of settlement and release and Deed of indemnity (April 2004) – Mr Richard E McKinnon

Dated: 2 April 2004

Terms of Settlement

And

Release Agreement

Richard Ernest McKinnon

(“Mr McKinnon”)

and

National Australia Bank Limited

ABN 12004044937

(“National”)

TERMS of SETTLEMENT and RELEASE AGREEMENT

Date:                                                                                    2 April 2004

Parties:                                                                     NATIONAL AUSTRALIA BANK LIMITED (ABN 12004044937) of 24th Floor, 500 Bourke Street Melbourne 3000 (“the National”); and

Richard Ernest McKinnon of 11 Merna Drive Templestowe (“Mr McKinnon”)

Recitals:

A.                          Mr McKinnon was employed by the National from 3 February 1986. Mr McKinnon was appointed to the position of Chief Financial Officer (CFO) of the National on 1 June 2000.

B.                            In late May 2004, Mr McKinnon will vacate the role of CFO prior to leaving the National on 31 August 2004 (“the termination date”).

C.                            Mr McKinnon will remain with the National through until the termination date and, during that time, will perform his duties to a reasonable standard, work with his replacement as CFO in order to ensure a smooth transition, and will continue to receive the total employment compensation package he is eligible to receive at the date of this Agreement.

D.                           The termination date may be varied by mutual agreement between the parties.

E.                             The contract of employment between the National and Mr McKinnon will end on the termination date.

F.                             The National and Mr McKinnon agree that he will not, without the National’s written consent, be employed by a direct competitor in the financial services industry (namely Commonwealth Bank of Australia, Westpac, ANZ and St George Bank) for a period of 12 months through until 31 August 2005.

G.                            The National denies any liability to Mr McKinnon.

H.                          In order to avoid the time and costs of any possible proceedings, the parties have agreed to settle all matters between them on the terms contained in this agreement (“this Agreement”).

Governing Law:

This Agreement is governed by the law of the State of Victoria

Operative Provisions:

1                                         Obligations to be fulfilled by the National

1.1        The National will pay to Mr McKinnon a gross lump sum severance payment of $2,311,608 as follows:

1.1.1        $1,871,608 within 14 days of the termination date; and

1.1.2        $440,000 on or before 31 December 2004.

1.2        In addition, the National will:

1.2.1        pay the following to Mr McKinnon within 14 days of the termination date:

1.2.1.1     an amount in lieu of accrued and untaken annual leave and long service leave as at the termination date (calculated with reference to Mr McKinnon’s total employment compensation package);

1.2.1.2     $146,000 being a deferred incentive payment due to Mr McKinnon;

1.2.2        pay for outplacement services at the executive level for Mr McKinnon;

1.2.3        pay for or reimburse Mr McKinnon for legal expenses (up to a maximum of $10,000) incurred by Mr McKinnon in relation to this Agreement and associated matters;

1.2.4        provide a certificate of service to Mr McKinnon within 14 days of the termination date;

1.2.5        pay to Mr McKinnon the amount of $374,000 (being incentive pay under the EVA Incentive Scheme for 2003/2004) by the earlier of:

1.2.5.1     the date when the National makes any payments under that scheme to its Executive General Managers; and

1.2.5.2     31 January 2005.

1.2.6        allow Mr McKinnon to have any existing concessional lending with the National continue for a 12 month period following the termination date.

1.3        The amounts in paragraphs 1.1, 1.2.1 and 1.2.5 shall be subject to applicable deductions of taxation as required by law.

1.4        Mr McKinnon is entitled to retain all shares in the capital of the National (Shares), and all options to subscribe for, and other rights (including, without limitation, performance rights) to acquire, Shares or securities (Options) owned or held by Mr McKinnon, including without limitation any Shares or Options issued or granted to Mr McKinnon, or to which Mr McKinnon is entitled, pursuant to any National executive or employee share or option plan (ESOPs).  Despite anything to the contrary in the terms of any ESOP or the terms of issue of any Options of Mr McKinnon, such Options will not lapse or be forfeited or cease to be exercisable on, or as a result of, Mr McKinnon ceasing to be an employee or executive of the National.  The terms of any Option will continue to apply to Mr McKinnon as if he had not ceased to be an executive or employee of the National and/or any subsidiary of the National.  To assist with funding of Mr McKinnon’s 2003 Options (including the performance rights) the National will, if required by Mr McKinnon, arrange lending facilities for Mr McKinnon at the lowest available commercial interest rate.

1.5        The National will, if it has not already done so by the date of execution of this Agreement, provide to Mr McKinnon a deed of indemnity in the form of Appendix 1 and, in any event, by executing this Agreement it indemnifies Mr McKinnon against claims described in that appendix and Annexure A to that appendix.

2              No admission of liability

2.1        The parties agree that this Agreement must not be interpreted as an admission by the National of liability to Mr McKinnon for any matter, other than as expressly provided in this Agreement.

3              Obligations to be fulfilled by Mr McKinnon

3.1        Mr McKinnon undertakes not to lodge any applications or make any claim against the National or any of its officers, directors or employees pursuant to any law of the Commonwealth or a State relating to unfair termination or other related claims as referred to in clause 3 of this Agreement.

4              Release

4.1        Subject to paragraph 4.2, Mr McKinnon hereby RELEASES AND FOREVER DISCHARGES the National, which expressions shall include all past and present officers, employees and directors from all actions, suits, proceedings, causes of action, claims and demands whatsoever and howsoever arising which Mr McKinnon now has or may have had save for any rights arising from personal injury or, but for this Agreement, he could or might have against the National arising out of the employment of Mr McKinnon by the National or the termination of that employment. Not withstanding the generality of the foregoing, upon execution of this Agreement Mr McKinnon shall take all steps necessary to withdraw and forever stay any proceedings commenced or pending against the National in any Court, Commission or Tribunal.

4.2        Paragraph 4.1 does not apply to the salary and other remuneration which Mr McKinnon is entitled to receive from the National until the termination date.

4.3        The National hereby RELEASES AND FOREVER DISCHARGES Mr McKinnon from all actions, suits, proceedings, causes of action, claims and demands whatsoever which the National has or which but for this Agreement, the National could or might have had against Mr McKinnon arising out of the employment of Mr McKinnon by the National or the termination of that employment save for the right to issue proceedings should it be discovered at a later date that Mr McKinnon had deliberately defrauded the National.

5              Confidentiality

5.1        Subject to this Agreement, a party to this Agreement must not disclose to any person whatsoever the terms of this Agreement including, without limiting the generality of this obligation, the amounts payable hereunder by the National or the discussions between the parties leading to the making of this Agreement.

5.2        A party may disclose information within this clause as follows:

5.2.1        in the case of Mr McKinnon to his  family;

5.2.2        to the legal and financial advisers of that party;

5.2.3        with the prior written consent of the other party;

5.2.4        as required by law;

5.2.5        as required by any regulatory body including a stock exchange;

5.2.6        for the purpose of enforcing this Agreement in legal proceedings;

5.2.7        for the purpose of effecting any rollover of the payments provided in clause 1.1 of this Agreement to an approved superannuation fund.

5.3        Without limiting any express or implied obligation of confidentiality upon him under any statute (including the Corporations Law) or under his contract of employment with the National, Mr McKinnon undertakes that he will not divulge to any person or use any trade secrets or confidential information concerning the business, financial arrangements or position of the National or any other confidential information belonging to the National except with prior written authority of the National.

5.4        So that there can be no misunderstanding confidential information means: any trade secrets, process, formulae or other confidential information relating to the business affairs, accounts, works, marketing plans, sales plans, prospects, research, management, financing, products, inventions, designs, processes and any data bases, data surveys, customer lists, specifications, drawings, records, reports, software or other documents, material, meetings, minutes of meetings, disputes, and all matters relating to any litigation, threatened litigation, investigations, inquiries, judicial or quasi judicial proceedings or other information whether in writing or otherwise concerning the National or any clients or suppliers to which Mr McKinnon gained access, whether before, during or after his employment. Where there is any doubt about whether information is confidential it should be deemed to be confidential information.

5.5        Neither party shall disparage the other nor speak of the other in the terms which are likely to be injurious to the commercial or personal standing of the other.

6              Public Comment

6.1        Mr McKinnon and the National must not make any statement, or induce anyone else to make any statement (whether written or oral) about Mr McKinnon’s employment, the cessation of that employment or any related matter which:

6.1.2        in respect of Mr McKinnon is likely to harm his reputation; or

6.1.3        in respect of the National, is likely to harm the reputation of the National, its directors, officers or employees unless and to the extent that the statement is required to be made by law or by a stock exchange.

6.2        The National and Mr McKinnon will agree on the form of any public statement which may be made about any of the events described in the Recitals to this Agreement, and will not make any public statement about any matter described in the Recitals without the agreement of the other.

7              No Representation

7.1        After the termination date Mr McKinnon agrees not to represent himself as an officer or employee of the National or as being in any way connected with or interested in the business of the National.

8              Competency

8.1        Mr McKinnon acknowledges that:

8.1.1        he was given the opportunity to seek independent legal and other advice of their choice before executing this Agreement;

8.1.2        in light of any advice provide, he considered his position;

8.1.3        if advised by his legal representative, he has been advised as to the terms of this Agreement

8.1.4        the effect of this Agreement is fully understood; and

8.1.5        the terms of this Agreement are fair and reasonable.

9              Entire Agreement

9.1        Mr McKinnon acknowledges and agrees that this Agreement:

9.1.1        Constitutes the entire agreement of the parties concerning the resolution of all matters relating to the employment and termination of Mr McKinnon’s employment

9.1.2        Supersedes all prior agreements, understandings and negotiations in respect of same.

10           No Representations and Warranties

10.1      Mr McKinnon acknowledges that in entering this Agreement he has not relied on any representations or warranties except as expressly provided by the written terms of this Agreement.

11           Transition Arrangements and future assistance

11.1      To ensure a smooth transition, Mr McKinnon agrees to co-operate fully with any requests made by the National for the provision of information and other assistance concerning the business, affairs or customers of the National.

11.2      Mr McKinnon agrees that he will, if requested by the National or any subsidiary of the National, provide such assistance (including by giving statements and evidence) as the National or the subsidiary may reasonably require in respect of any court proceedings or any investigation or enquiry by any relevant regulator in relation to the National or the subsidiary.

11.3      The National agrees to pay Mr McKinnon such remuneration as may be agreed between the parties, and reimburse Mr McKinnon for all reasonable expenses incurred by Mr McKinnon, in providing the assistance in paragraph 11.2.

12           National Property

12.1      Mr McKinnon agrees:

12.1.1         on or before the termination date to deliver to the National all property belonging to the National which is in his possession, custody or control including without limitation all books, documents (including emails), papers, materials and any other item; and

12.1.2         not to make or retain a copy of any document which is the property of the National, including any computer-based copies.

13           Severance

13.1      If the whole or any part of this Agreement is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this Agreement has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not effected. This clause has no effect if the severance alters the basic nature of this Agreement or is contrary to public policy.

14           Variation and Waiver

15.1      A provision of this Agreement or a right created under it may not be waived or varied except in writing, signed by each of the parties or their authorised representatives

15           Inconsistent Agreements

17.1      If a provision of this Agreement is inconsistent with a provision of any other agreement between the parties to this Agreement the provisions of this Agreement prevail.

16           Counterparts

17.1      This Agreement may be executed in counterparts.  All executed counterparts constitute one document.

EXECUTED as an agreement

Execution Page

Signed for and on behalf of	}
National Australia Bank Ltd	}
this 2 April 2004	}
in the presence of:	}

[Original signed]	[Original signed]
Signature of Witness	Signature of authorised representative

DONALD I W LAWSON
Name of witness	Office held

24/500 BOURKE ST MELBOURNE	Executive General Manager
Address of witness	Ross Pinney
(By executing this Agreement the signatory warrants that he is duly authorised to execute this Agreement on behalf of National Australia Bank Limited)
DEPUTY CHIEF GENERAL COUNSEL
Occupation of witness

Signed by the said	}
Richard Ernest McKinnon	}
this 2 April 2004	}
in the presence of:	}

DONALD I W LAWSON	[Original signed]
Signature of Witness	Signature of Richard Ernest McKinnon

[Original signed]
Name of witness

24/500 BOURKE ST MELBOURNE
Address of witness

DEPUTY CHIEF GENERAL COUNSEL
Occupation of witness

Appendix 1

DEED OF INDEMNITY

THIS Deed is made the day of	[March] 2004

MADE BY                                   NATIONAL AUSTRALIA BANK LIMITED (ABN 12 004 044 937) (“Bank”) in favour of [                         ], HIS EXECUTORS, ADMINISTRATORS AND ESTATE (“Officer”)

RECITALS

A                                                                                       Officer has been employed by the Bank as [          ] and has been a director of related bodies corporate of the Bank pursuant to such employment.

B                                                                                       The Bank and Officer have agreed that the Officer’s employment with the Bank will terminate effective from [          ] [March] 2004.

C                                                                                       Article 21 of the Bank’s Constitution (a copy of which is annexed hereto as Annexure A) provides, inter alia, that in circumstances referred to therein, a person who has been an officer of the Bank (which includes a director of related bodies corporate) is entitled to be indemnified out of the property of the Bank against certain liabilities referred to in the Article.

OPERATIVE PROVISIONS

1                                                                                          The Bank agrees that the Officer may enforce the provisions of Article 21 of the Bank’s Constitution as such provisions exist at the date hereof in respect of any liability incurred by, or claim against, the Officer in relation to the Officer’s employment or directorship of any related body corporate of the Bank as if the provisions of Article 21 of the Bank’s Constitution were a contract under seal between the Officer and the Bank.

2                                                                                          In the event that any term or effect of this Deed shall be or become illegal, this Deed shall be read down and construed so far as may be necessary to avoid such illegality thereto but subject thereto shall be given full effect.

3                                                                                          In the event a claim is made against the Officer he shall have access to such Bank records as are relevant and reasonably necessary to properly defend himself.  The Bank agrees that it will make available such other resources as may be agreed to enable the Officer to conduct his defence.

Executed and delivered as a Deed Poll in Melbourne the day and year first above written.

THE COMMON SEAL of NATIONAL	)
AUSTRALIA BANK LIMITED was	)
hereunto affixed in accordance with its	)
Constitution	)

Signature of Authorised Person		Signature of Authorised Person

Office Held		Office Held

Name of Authorised Person		Name of Authorised Person

ANNEXURE A

Indemnity and Insurance

Indemnity

21.1                           Every person who is or has been an officer is entitled to be indemnified out of the property of the Company to the relevant extent against:

(a)                                  every liability incurred by the person in the capacity as an officer (except a liability for legal costs); and

(b)                                 all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil, criminal or of an administrative or investigatory nature, in which the officer becomes involved in that capacity unless:

(c)                                  the Company is forbidden by statute to indemnify the person against the liability or legal costs: or

(d)                                 an indemnity by the Company of the person against the liability or legal costs would, if given, be made void by statute.

Insurance

21.2                           The Company may pay or agree to pay, whether directly or through an interposed entity, a premium for a contract insuring a person who is or has been an officer against liability incurred by the person in the capacity as an officer, including a liability for legal costs, unless:

(a)                                  the Company is forbidden by statute to pay or agree to pay the premium; or

(b)                                 the contract would, if the Company paid the premium, be made void by statute.

Contract

21.3                           The Company may enter into a contract with an officer or former officer to give:

(a)                                  effect to the rights of the officer or former officer conferred by this Article 21; and

(b)                                 an officer or former officer access to papers, including those documents provided from or on behalf of the Company or a related body corporate of the Company to the officer during their appointment and those documents which were referred to in such documents or were made available to the officer for the purposes of carrying out their duties as an officer.

No Limit

21.4                           This Article 21 does not limit any right the officer otherwise has.

Interpretation

21.5                           In this Article 21:

(a)                                  “officer” means a director, secretary or executive officer of the Company or of a related body corporate of the Company; and

(b)                                 “to the relevant extent” means to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified.”